UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondences from Morgan Stanley, with the following information:

“Dear Sir,

In compliance with the Comissão de Valores Mobiliários (“CVM”) Instruction 358 dated January 3, 2002, Article 12, please be notified that, as of October 13, 2015, Morgan Stanley (in the aggregate, through its subsidiaries, Morgan Stanley Capital Services LLC, Morgan Stanley & Co. LLC, Morgan Stanley Uruguay Ltda. and Caieiras Fundo de Investimento Multimercado) reached 7,211,089 preferred shares issued by Oi S.A. (the “Company”), equivalent to 4.6% of the Company’s outstanding preferred shares. Such position already includes 137,167 borrowed preferred shares and 1,064,889 loaned preferred shares.

Morgan Stanley Capital Services LLC	232,152 preferred shares
Morgan Stanley & Co. LLC	20,435 preferred shares
Morgan Stanley Uruguay Ltda.	6,829,574 preferred shares
Caieiras Fundo de Investimento Multimercado	128,928 preferred shares

Total Morgan Stanley Subsidiaries	7,211,089 preferred shares

In addition, Morgan Stanley reached short economic exposure though cash-settled derivative instruments referencing 5,460,000 or 3.5% of the outstanding preferred shares of the Company.

Morgan Stanley does not intend to change the control or management of the Company.

Sincerely,

By:	Cesar Coy
Title:	Authorized Signatory”

“Dear Sir,

In compliance with the Comissão de Valores Mobiliários (“CVM”) Instruction 358 dated January 3, 2002, Article 12, please be notified that, as of October 14, 2015, Morgan Stanley (in the aggregate,

through its subsidiaries, Morgan Stanley Capital Services LLC, Morgan Stanley & Co. LLC, Morgan Stanley Uruguay Ltda. and Caieiras Fundo de Investimento Multimercado) reached 9,083,345 preferred shares issued by Oi S.A. (the “Company”), equivalent to 5.8% of the total number of the Company’s preferred shares. Such position already includes 24,711 borrowed preferred shares and 1,186,789 loaned preferred shares.

Morgan Stanley Capital Services LLC	354,592 preferred shares
Morgan Stanley & Co. LLC	20,435 preferred shares
Morgan Stanley Uruguay Ltda.	6,608,318 preferred shares
Caieiras Fundo de Investimento Multimercado	2,100,000 preferred shares

Total	9,083,345 preferred shares

In addition, Morgan Stanley reached short economic exposure though cash-settled derivative instruments referencing 5,582,440 or 3.5% of the total number of preferred shares of the Company.

Morgan Stanley does not intend to change the control or management of the Company.

Sincerely,

By:	Cesar Coy
Title:	Authorized Signatory”

Rio de Janeiro, October 21, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer